File No. 82-2683



SUPPL

PRESS RELEASE

Contact:

Leslie Bonacum
Director of Communications
Wolters Kluwer
Tax, Accounting & Legal
+1 847 267 7153
mediahelp@cch.com

Caroline Wouters
Vice President,
Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Kevin Entricken
Vice President,
Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer Delivers First Implementation of Global Online Content Delivery and Publishing Platform with U.S. Launch of IntelliConnect™

Wolters Kluwer Tax, Accounting & Legal customers will be first to benefit from innovative research platform

Amsterdam and Riverwoods, Ill. (April 2, 2009) - Wolters Kluwer, a market-leading global information services and publishing company focused on professionals, today announced the first commercial implementation of its Global Atlas online content delivery and publishing platform, with the launch of IntelliConnect™ in the U.S. tax, accounting, legal, and business markets. IntelliConnect is an innovative research platform that introduces unprecedented ease of use into the professional research process where U.S.-based customers of the Tax, Accounting & Legal division will be the first to benefit. The research platform will be implemented next in the division's Asia Pacific, U.K., and Canadian markets.

Global Atlas is an electronic content delivery and publishing platform for Wolters Kluwer's products and services, integrating the company's content throughout the customers' workflow. Its leading-edge design in search and content publishing technologies will enable professionals to deliver innovative and superior solutions to their customers.

"IntelliConnect represents a significant outcome of Wolters Kluwer's long-term commitment to invest in innovative technologies that leverage our global scale and scope," said Nancy McKinstry, CEO and Chairman of the Executive Board. "Through investments such as IntelliConnect, we are delivering world-class, innovative solutions that improve the productivity of professionals around the globe."

View the IntelliConnect product demo

Take the IntelliConnect tour to learn more

Watch the IntelliConnect video

IntelliConnect is being introduced by the Wolters Kluwer Tax, Accounting & Legal division, which includes CCH, a Wolters Kluwer business and Wolters Kluwer Law & Business. CCH serves tax, accounting, and audit professionals and Wolters Kluwer Law & Business serves legal and business compliance professionals. IntelliConnect represents the evolution of the division's award-winning CCH Tax Research NetWork and Internet Research NetWork.

Customers' Needs Drive Development

IntelliConnect was built from the ground up based on thousands of hours of customer input. The result is an online platform that provides intelligent information, connected to the way professional search and use information and workflow tools.

IntelliConnect is intuitive, has innovative research capabilities, and it doesn't require the user to be an experienced researcher or take a lot of training. Providing unprecedented access to Wolters Kluwer Tax, Accounting & Legal's authoritative content, the platform offers increased ease of use, similar to popular consumer web search engines, to ensure professionals can quickly find the information they are searching for. At the center of the new platform is the premier, authoritative content of CCH and Aspen Publishers. IntelliConnect also offers seamless integration with CCH's award-winning workflow tools, such as CCH@Hand and SmartCharts™.



"IntelliConnect changes the way research is defined in the professional setting. Now, our customers have a powerful central information portal delivering workflow benefits that extend beyond outstanding research results to increased productivity and efficiency," said Wolters Kluwer Tax and Accounting CEO Kevin Robert.

IntelliConnect Availability
IntelliConnect is available now to U.S. professionals, and will roll out to other Wolters Kluwer customers later this year, including those in Asia Pacific, the U.K., and Canada. Additional implementations of Global Atlas are planned across other Wolters Kluwer's businesses in 2009 and beyond. For more information about IntelliConnect, view the product demonstration.

Editors Note: More detail on the implementation of IntelliConnect for tax, accounting, legal, and business professionals in the U.S. is available on a special IntelliConnect site or by contacting Leslie Bonacum at +1 847-267-7153, mediahelp@cch.com.

About Wolters Kluwer
Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal, and regulatory sectors. Wolters Kluwer had 2008 annual revenues of €3.4 billion, employs approximately 20,000 people worldwide, and maintains operations in over 35 countries across Europe, North America, Asia Pacific, and Latin America. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. Visit www.wolterskluwer.com for information about our market positions, customers, brands, and organization.

Forward-looking Statements
This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.